11.1 STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." This statement requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. SFAS No. 128 is effective for fiscal years ending after December 15, 1997, and accordingly, has been adopted by the Company as of December 31, 1997.

     Calculation of basic and diluted net income per common share for the year ended December 31, 1996, is on a pro forma basis based upon operations for the period, assuming the incorporation, spin-off and the issuance of the common stock all took place on January 1, 1996. For the period ended December 31, 1997, the weighted average number of shares outstanding for the calculation of diluted net income per common share includes 604,000 potentially dilutive shares from employee stock options outstanding. The Company uses the treasury stock method to calculate the potential dilution of employee stock options. For the years ended December 31, 1997 and 1996, net income available to common stockholders was not affected by the Company's potentially dilutive securities.

     Comparative net income per common share data have been restated for prior periods. In connection therewith, common stock and options issued within one year prior to the original filing of the Company's Offering at prices below the Offering price, which had previously been considered outstanding for all periods presented, have been reflected in the computations of basic and diluted net income per common share in accordance with SFAS No. 128 and Securities and Exchange Commission Staff Accounting Bulletin No. 98, issued February 3, 1998. Such common stock and options have been treated as outstanding only since issuance.

     Options to purchase 364,247 and 76,667 shares of common stock at $5.10 and $5.00, respectively, were outstanding during the second half of 1997 but were not included in the computation of diluted net income per common share because the options' exercise prices were greater than the average market price of the common shares. The options were still outstanding at December 31, 1997.


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